UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

SCHEDULE 13E-3 Amendment No. 4

RULE 13e-3 TRANSACTION STATEMENT

(Pursuant to Section 13(e) of the Securities Exchange Act of 1934)

Pansoft Company Limited

(Name of the Issuer)

Pansoft Company Limited

Timesway Group Limited

Genius Choice Capital Limited

Hugh Wang

Guoqiang Lin

(Names of Persons Filing Statement)

Ordinary Shares, par value $0.0059 per share

(Title of Class of Securities)

G6891 W101

(CUSIP Number)

Pansoft Company Limited	Timesway Group Limited	Genius Choice Capital Limited

Hugh Wang Qilu Software Park Building 3/F, High-Tech District, Jinan, People’s Republic of China	Guoqiang Lin Qilu Software Park Building 3/F, High-Tech District, Jinan, People’s Republic of China	Qilu Software Park Building 3/F, High-Tech District, Jinan, People’s Republic of China

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With copies to:

Morgan Lewis & Bockius LLP	Kaufman & Canoles, P.C.

Lucas Chang, Esq. Min Duan, Esq. Beijing Kerry Centre South Tower Suite 823, 8th Floor No. 1 Guang Hua Road Chaoyang District Beijing 100020 , People’s Republic of China	Anthony W. Basch, Esq. Kaufman & Canoles, P.C. Two James Center, 14th Floor 1021 E. Cary St. Richmond, VA 23219

This statement is filed in connection with (check the appropriate box):

a	☐	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14-C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b	☐	The filing of a registration statement under the Securities Act of 1933.

c	☐	A tender offer

d	☐	None of the above

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Calculation of Filing Fee
Transactional Valuation*	Amount of Filing Fee**
$8,399,393	$962.57

* Calculated solely for the purpose of determining the filing fee in accordance with Rule 0-11(b)(1) under the Securities Exchange Act of 1934, as amended. The filing fee is calculated based on the sum of (a) the aggregate cash payment for the proposed per share cash payment of $4.15/per share for 2,012,738 outstanding ordinary shares of the issuer subject to the transaction, plus (b) the product of 33,000 options to purchase ordinary shares multiplied by $1.41 per option (which is the difference between the per share merger consideration of $4.15 and the weighted average exercise price of $2.74 per share,  ((a) to (b) together, the “Transaction Valuation”).

** The amount of the filing fee was calculated by multiplying the Transaction Valuation by 0.00011460.

☒ Check the box if any part of the fee is offset as provided by § 240.0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $962.57

Form or Registration No.: Schedule 13e-3 (SEC File No. 005-84689; SEC Accession No. 0001144204-12-038423)

Filing Party: Pansoft Company Limited, Timesway Group Limited, Genius Choice Capital Limited, Hugh Wang, Guoqiang Lin

Date Filed: July 6, 2012

INTRODUCTION

This Amendment No. 4 amends the Rule 13e-3 Transaction Statement on Schedule 13E-3, together with the exhibits hereto (as amended, the “Transaction Statement”), and is being filed with the Securities and Exchange Commission (“SEC”) by (a) Pansoft Company Limited, a British Virgin Islands company (the “Company”), the issuer of the registered ordinary shares, par value $0.0059 per share (each, a “Share” and collectively, the “Shares”), that is subject to the transaction pursuant to Rule 13e-3 under the Exchange Act; (b) Timesway Group Limited, a British Virgin Islands company (“Parent”); (c) Genius Choice Capital Limited, a British Virgin Islands company and wholly owned subsidiary of Parent (“Merger Sub”); (d) Mr. Hugh Wang, chairman of the board of directors of the Company; and (e) Guoqiang Lin, chief executive officer of the Company.

This Amendment No. 4 is being filed pursuant to Rule 13e-3(d)(3) to report the results of the transaction that is the subject of this Transaction Statement.

Item 15. Additional Information.

Item 15(b) is hereby amended and supplemented as follows:

On Wednesday, September 26, 2012, at 9:15 a.m. Eastern Daylight Time (EDT) the Company’s extraordinary meeting of stockholders (the “2012 Special Meeting”) for the fiscal year ended June 30, 2012), was held by web conference. Pansoft’s shareholders voted to approve the Merger Agreement by and among Pansoft Company Limited, Timesway Group Limited and Genius Choice Capital Limited, dated as of May 16, 2012 (the “Merger Agreement”). Shareholders holding in the aggregate 72.08% of Pansoft Shares were present in person or by proxy, constituting a quorum. Of those voting, 3,915,156 (99.88%) voted in favor of approving the Merger Agreement and 4,551 (0.12%) voted against such approval. Because there was a quorum and the requisite majority of Shares were voted in favor of approval, the Merger Agreement and plan of merger were adopted.

No holders of Shares have validly exercised their appraisal rights under British Virgin Islands law.

On November 9, 2012, the British Virgin Islands Corporate Registry accepted the filing by Pansoft and Merger Sub of a plan of merger, pursuant to which the merger of Merger Sub with and into Pansoft was consummated. As a result of the merger, Pansoft will continue its operations as a privately-held company owned solely by Timesway.

At the effective time of the merger, each ordinary share of Pansoft (“Share”) issued and outstanding immediately prior to the effectiveness of the merger (other than the Shares owned by Timesway, which were cancelled without payment)) were cancelled in exchange for the right to receive $4.15 in cash per Share. In addition, each outstanding option to purchase the Shares under Pansoft’s 2008 Share Incentive Plan was cancelled and converted into the right to receive, as soon as reasonably practicable after the effective time of the merger, a cash payment equal to the number of Shares underlying such option multiplied by the amount by which $4.15 exceeds the exercise price per share of such option. At the effective time of the merger, the separate corporate existence of Merger Sub ceased and the 50,000 shares of Merger Sub owned by Parent were converted into 50,000 shares of Pansoft.

As a result of the merger, Pansoft’s Shares are no longer listed on any securities exchange or quotation system, including the NASDAQ Capital Market. In addition, 10 days after the filing of Form 25 in connection with the transaction, or such longer period as may be determined by SEC, the registration of Pansoft’s Shares and Pansoft’s reporting obligations under the Securities Exchange Act of 1934 will be terminated.

Item 16. Exhibits

* (a)-(1) Preliminary Proxy Statement of the Company dated August 30, 2012 (the “Proxy Statement”).

* (a)-(2) Notice of Extraordinary General Meeting of Shareholders of the Company, incorporated herein by reference to the Proxy Statement.

* (a)-(3) Form of Proxy Card, incorporated herein by reference to the Proxy Statement.

* (a)-(4) Press Release issued by the Company, dated May 17, 2012, incorporated herein by reference to Exhibit 99.1 to the reports on Form 6-K furnished by the Company to the Securities and Exchange Commission on May 17 and May 24, 2012 respectively.

* (a)-(5) Press Release dated August 23, 2012, incorporated herein by reference to Exhibit 99.1 to the Report on Form 6-K filed by the Company with the Securities and Exchange Commission on August 23, 2012.

* (a)-(6) Press Release dated September 28, 2012, incorporated herein by reference to Exhibit 99.1 to the Report on Form 6-K filed by Pansoft Company with the Securities and Exchange Commission on September 28, 2012.

* (a)-(7) Press Release dated October 31, 2012, incorporated by reference to Exhibit 99.1 to the Report on Form 6-K filed by Pansoft Company with the Securities and Exchange Commission on October 31, 2012.

* (a)-(8) Press Release dated November 9, 2012, incorporated by reference to Exhibit 99.1 to the Report on Form 6-K filed by Pansoft Company with the Securities and Exchange Commission on November 9, 2012.

* (c)-(1) Opinion of Duff & Phelps, LLC, dated May 11, 2012, incorporated herein by reference to Annex A of the Proxy Statement.

* (c)-(2) Discussion Materials prepared by Duff & Phelps, LLC for discussion with the Special Committee of the Board of Directors of the Company, dated May 11, 2012.

* (d)-(1) Agreement and Plan of Merger, dated as of May 16, 2012, by and among the Company, Parent and Merger Sub incorporated herein by reference to Annex A to the Proxy Statement.

* (d)-(2) Banking Facility, dated as of June 12, 2012, by and between Parent and Citic Bank International.

* (f)-(1) Dissenters’ Rights, incorporated herein by reference to the section entitled “ Dissenters’ Rights” in the Proxy Statement.

* (f)-(2) Section 179 of the Business Companies Act, 2004 of the British Virgin Islands, as amended, incorporated herein by reference to Annex C to the Proxy Statement.

(g) Not applicable.

*	Previously filed.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 16, 2012

Pansoft Company Limited

By:	/s/ Hugh Wang
Name: Hugh Wang
Title: Director

Timesway Group Limited

By:	/s/ Hugh Wang
Name: Hugh Wang
Title: Director

Genius Choice Capital Limited

By:	/s/ Hugh Wang
Name: Hugh Wang
Title: Director

Hugh Wang

By:	/s/ Hugh Wang

Guoqiang Lin

By:	/s/ Guoqiang Lin

Exhibit Index

* (a)-(1) Preliminary Proxy Statement of the Company dated August 30, 2012 (the “Proxy Statement”).

* (a)-(2) Notice of Extraordinary General Meeting of Shareholders of the Company, incorporated herein by reference to the Proxy Statement.

* (a)-(3) Form of Proxy Card, incorporated herein by reference to the Proxy Statement.

* (a)-(4) Press Release issued by the Company, dated May 17, 2012, incorporated herein by reference to Exhibit 99.1 to the reports on Form 6-K furnished by the Company to the Securities and Exchange Commission on May 17 and May 24, 2012 respectively.

* (a)-(5) Press Release dated August 23, 2012, incorporated herein by reference to Exhibit 99.1 to the Report on Form 6-K filed by the Company with the Securities and Exchange Commission on August 23, 2012.

* (a)-(6) Press Release dated September 28, 2012, incorporated herein by reference to Exhibit 99.1 to the Report on Form 6-K filed by Pansoft Company with the Securities and Exchange Commission on September 28, 2012.

* (a)-(7) Press Release dated October 31, 2012, incorporated by reference to Exhibit 99.1 to the Report on Form 6-K filed by Pansoft Company with the Securities and Exchange Commission on October 31, 2012.

* (a)-(8) Press Release dated November 9, 2012, incorporated by reference to Exhibit 99.1 to the Report on Form 6-K filed by Pansoft Company with the Securities and Exchange Commission on November 9, 2012.

* (c)-(1) Opinion of Duff & Phelps, LLC, dated May 11, 2012, incorporated herein by reference to Annex A of the Proxy Statement.

* (c)-(2) Discussion Materials prepared by Duff & Phelps, LLC for discussion with the Special Committee of the board of directors of the Company, dated May 11, 2012.

* (d)-(1) Agreement and Plan of Merger, dated as of May 16, 2012, by and among the Company, Parent and Merger Sub incorporated herein by reference to Annex A to the Proxy Statement.

(d)-(2) Banking Facility, dated as of June 12, 2012, by and between Parent and Citic Bank International.

* (f)-(1) Dissenters’ Rights, incorporated herein by reference to the section entitled “Dissenters’ Rights” in the Proxy Statement.

* (f)-(2) Section 179 of the Business Companies Act, 2004 of the British Virgin Islands, as amended, incorporated herein by reference to Annex C to the Proxy Statement.

(g) Not applicable.

*	Previously filed.